Exhibit 12.1

Ratios of Earnings to Fixed Charges and Earnings to

Combined Fixed Charges and Preferred Stock Dividends

Our historical ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends for the periods indicated are set forth in the table below. As of March 31, 2017, we did not have any shares of preferred stock outstanding. On April 15, 2014, we issued 23,938.35 shares of our Senior Non-Cumulative Perpetual Preferred Stock, Series A, or Series A preferred stock, in connection with the acquisition of BOH Holdings, Inc. on such date, and all of such shares and Series A preferred stock were repurchased by us from the holder thereof on January 14, 2016. As a result of the time at which such issuance and repurchase occurred, our Series A preferred stock did not affect any of the two years ended December 31, 2013 and 2012, or the three months ended March 31, 2017, and had minimal impact on the year ended December 31, 2016, and the three months ended March 31, 2016. The dividend on our Series A preferred stock was approximately $60,000 per complete quarter, beginning with the partial quarter ended June 30, 2014 (April 15, 2014, through June 30, 2014) through the partial quarter ended March 31, 2016 (January 1, 2016, through January 14, 2016).

The ratio of earnings to fixed charges is computed by dividing (1) income from continuing operations before income taxes and fixed charges by (2) total fixed charges. The ratio of earnings to combined fixed charges and preferred stock dividends is computed by dividing (1) income from continuing operations before income taxes and fixed charges by (2) total fixed charges and preferred stock dividends.

For purposes of computing these ratios (i) earnings consist of income before income taxes plus fixed charges, (ii) fixed charges, excluding interest on deposits, include interest expense (other than on deposits) and the estimated portion of rental expense attributable to interest, net of income from subleases, (iii) fixed charges, including interest on deposits, include all interest expense and the estimated portion of rental expense attributable to interest, net of income from subleases, and (iv) pretax earnings required for preferred stock dividends were computed using tax rates for the applicable year.

	Three Months Ended March 31,		Year Ended December 31,
	2017	2016	2016	2015	2014	2013	2012
Earnings:
Income before taxes	$22,399	$18,614	$80,131	$57,797	$43,898	$24,461	$17,377
Fixed charges	8,344	6,074	27,269	20,802	16,551	12,567	13,502

Earnings, including interest on deposits	30,743	24,688	107,400	78,599	60,449	37,028	30,879
Less: interest on deposits	5,029	3,651	16,075	12,024	9,537	6,974	8,351

Earnings, excluding interest on deposits	$25,714	$21,037	$91,325	$66,575	$50,912	$30,054	$22,528

Fixed charges:
Interest on deposits	$5,029	$3,651	$16,075	$12,024	$9,537	$6,974	$8,351
Interest on borrowings, including rent	3,315	2,423	11,194	8,778	7,014	5,593	5,151

Fixed charges, including interest on deposits	8,344	6,074	27,269	20,802	16,551	12,567	13,502
Less: interest on deposits	5,029	3,651	16,075	12,024	9,537	6,974	8,351

Fixed charges, excluding interest on deposits	3,315	2,423	11,194	8,778	7,014	5,593	5,151
Preferred stock dividend requirements	—	8	8	240	169	—	—
Combined fixed charges and preferred stock dividend requirements, including deposits	8,344	6,082	27,277	21,042	16,720	12,567	13,502
Combined fixed charges and preferred stock dividend requirements, excluding deposits	3,315	2,431	11,202	9,018	7,183	5,593	5,151
Ratio of Earnings to Fixed Charges:
Excluding interest on deposits	7.76x	8.68x	8.16x	7.58x	7.26x	5.37x	4.37x
Including interest on deposits	3.68	4.06	3.94	3.78	3.65	2.95	2.29
Ratio of Earnings to Fixed Charges and Preferred Stock Dividend Requirements:
Excluding interest on deposits	7.76x	8.65x	8.15x	7.38x	7.09x	5.37x	4.37x
Including interest on deposits	3.68	4.06	3.94	3.74	3.62	2.95	2.29